

# WorleyParsons

Level 7, 116 Miller Street
North Sydney NSW 2060 Australia
Telephone +61 2 8923 6866
Facsimile +61 2 8923 6877
www.worleyparsons.com
WorleyParsons Ltd
ABN 17 096 090 158



30 June 2005

Office of International Corporate Fi
Division of Corporation Finance
U.S. Securities & Exchange Comm
450 Fifth Avenue, N.W
Washington, DC 20549, Mail Stop
U.S.A


05009466





Dear Sir/Madam

**WORLEYPARSONS LIMITED – COMMISSION FILE NUMBER 34858**
**INFORMATION TO BE FURNISHED PURSUANT TO RULE 12G3-2(B)**

WorleyParsons Limited, an Australian company (the "Company"), is submitting the enclosed information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which provides an exemption for the Company's ordinary shares from the registration requirements of Section 12(g) of the Exchange Act.

The enclosed information (as listed in Annexure A) was made public by the Company through the announcement office of the Australian Stock Exchange Limited ("ASX") between **12th March 2005** and **30 June 2005,** pursuant to the ASX Listing Rules: Continuous Disclosure Listing Rules 3.1 and 4.1-4.2C.

This information is being furnished with the understanding that:

(i) this letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act; and

(ii) neither this letter nor the furnishing of any accompanying information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

We respectfully request that this submission be duly recorded. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to us. Would you also kindly acknowledge receipt of our letter dated 11 March 2005 and its enclosures.

If you have any questions regarding this submission, please contact me at the above listed telephone number at your convenience.

Yours faithfully
WorleyParsons

Sharon Sills
Company Secretary and Group Tax Manager

Encls: as listed in Annexure A



# WorleyParsons

Level 7, 116 Miller Street
North Sydney NSW 2060 Australia
Telephone +61 2 8923 6866
Facsimile +61 2 8923 6877
www.worleyparsons.com
WorleyParsons Ltd
ABN 17 096 090 158

## ANNEXURE A

## WORLEYPARSONS LIMITED QUARTERLY DISCLOSURE UPDATES

| No. | Item | Date | Entity Requiring | Source of Obligation |
|---|---|---|---|---|
| 1. | Press Release: Preferred Tenderer Award – Woodside | 30 Mar 2005 | ASX | ASX Listing Rule 3.1 |
| 2. | Appendix 3Y: Four Individual Change of Director's Interest Notice | 22 Apr 2005 | ASX | ASX Listing Rule 3.19A |
| 3. | Appendix 3X: One Individual Initial Director's Interest Notice | 26 Apr 2005 | ASX | ASX Listing Rule 3.19A |
| 4. | Press Release: Bemax - WorleyPrasons Project Management Contract Extended | 28 Apr 2005 | ASX | ASX Listing Rule 3.1 |
| 5. | Investor Update Presentation | 2 May 2005 | ASX | ASX Listing Rule 3.1 |
| 6. | Press Release: Maritza East 2 Thermal Power Plant Contract | 5 May 2005 | ASX | ASX Listing Rule 3.1 |
| 7. | Presentation to Macquarie Emerging Leaders Conference | 6 May 2005 | ASX | ASX Listing Rule 3.1 |
| 8. | Appendix 3Y: Two Individual Change of Director's Interest Notice | 1 June 2005 | ASX | ASX Listing Rule 3.19A |
| 9. | Appendix 3B: New Issue in respect of Performance Rights | 1 June 2005 | ASX | ASX Listing Rule 3.19A |
| 10. | Appendix 3B: New Issue in respect of Performance Rights | 1 June 2005 | ASX | ASX Listing Rule 3.19A |
| 11. | Press Release: North West Shelf LNG Phase V Project – EPCM Approved | 10 June 2005 | ASX | ASX Listing Rule 3.1 |
| 12. | Appendix 3Y: Five Individual Change of Director's Interest Notice | 22 June 2005 | ASX | ASX Listing Rule 3.19A |
| 13. | Press Release: Intec Ltd – WorleyParsons to undertake BFS for Hellyer Metals Project | 24 June 2005 | ASX | ASX Listing Rule 3.1 |
| 14. | Press Release: TVA Extension/Progress Energy Award/Exmouth Power Station Financial Close | 29 June 2005 | ASX | ASX Listing Rule 3.1 |



**WorleyParsons**



29 June 2005

# ASX Announcement

# WORLEYPARSONS LIMITED (ASX:WOR)

## Tennessee Valley Authority (TVA) contract extension
## Progress Energy contract award
## Exmouth Energy Project achieves Financial Close

WorleyParsons announces today a number of developments in the power sector including the extension of a material contract for the TVA, the award of a new material contract for Progress Energy and the Exmouth Energy Project achieving Financial Close.

### Tennessee Valley Authority (TVA) contract extension

WorleyParsons joint venture company G•UB•MK Constructors has been awarded a contract extension by the Tennessee Valley Authority (TVA) for its work on modifications, supplemental maintenance work, and selective catalytic/non-catalytic reduction (removal of nitrogen oxide from the flue gas) projects at various TVA coal-fired and hydroelectric facilities. The contract extension increases the contract ceiling by US $575 million and exercises the second option extending the contract for an additional four years to June 27, 2009. No minimum amount of work is guaranteed.

WorleyParsons is the sponsor and holder of 34% of G•UB•MK, an unincorporated joint venture formed in 1991 which has been providing services to TVA since that time. The current contract was awarded in 1999 and has a two-year option period remaining after 2009.

G•UB•MK is headquartered south of Knoxville, Tennessee and works at six TVA coal-fired generating stations in Kentucky, Tennessee, and Alabama and twenty-nine hydroelectric plants located throughout the Tennessee Valley.

### Progress Energy contract award

Progress Energy of North Carolina has awarded WorleyParsons the engineering contract for the Clean Smokestacks Program at Units 3 and 4 of the company's Roxboro plant. The project will be executed in the WorleyParsons Reading, Pennsylvania office.

The USD $50 million contract covers the installation of flue gas desulfurization (FGD) systems and associated work on two 700 MW coal-fired units at the North Carolina plant. WorleyParsons scope of work includes project management, engineering, procurement, and site support services.



**WorleyParsons**

The project includes a limestone grinding and slurry dewatering facility that will process wall board quality gypsum, a by-product of the operation for a proposed wall board production facility. A wastewater treatment facility is also part of the project.

## Exmouth Energy Project achieves Financial Close

WorleyParsons is also announcing today that joint venture company Burns & Roe Worley has reached Financial Close on the Exmouth Energy Project. This project is the second of its type following the Esperance Energy Project The project is backed by a Power Purchase Agreement (PPA) signed with Western Power in September 2003 and is part of its regional power procurement process.

The power station comprises seven gas engines and one diesel engine generating 8 MW of electrical power for Exmouth and its surrounds which is located in Western Australia. The plant is to be fueled by compressed natural gas transported from a compressor station on the Dampier to Bunbury gas pipeline some 240 km from Exmouth. Total capital cost of the project is approximately $32m with WorleyParsons providing 100% of the $6m equity. It is anticipated that the development phase will take approximately 13 months.

Commenting on these developments WorleyParsons Chief Executive Officer, Mr. John Grill, said:

"We are delighted with the strong capability of the power business that was acquired as part of the Parsons E&C business as evidenced by the TVA and Progress Energy awards.

Development opportunities such as the Exmouth and Esperance Energy Projects remain an important part of WorleyParsons' strategy."

For further information please contact:

**David Housego**
**Chief Financial Officer**
**Ph: +61 2 8923 6866**

**Geoff Fowlstone**
**Fowlstone Communications**
**Ph: +61 2 9955 9899**
**Mob: +61(0) 413 746 949**
**geoff@fowlstone.com.au**

# Intec Ltd

ASX Code: INL
ABN 25 001 150 849

*Superior and Sustainable Metals Production*

Gordon Chiu Building J01
Department of Chemical Engineering
Maze Crescent
University of Sydney NSW 2006
Australia



Telephone: +612-9351-6741
Facsimile: +612-9351-7180
Email: mail@intec.com.au
Website: www.intec.com.au

24 June 2005

Companies Announcements Office
Australian Stock Exchange Limited

**WorleyParsons to undertake BFS for Hellyer Metals Project**

On 21 June 2005 Intec Ltd (ASX Code: INL) appointed WorleyParsons (ASX Code: WOR) to undertake the A$2.7 million Bankable Feasibility Study (BFS) for the Hellyer Metals Project, which amount is exclusive of Burnie demonstration plant operations. As a global provider of quality engineering and project services to the resources industry, WOR's Minerals & Metals Division has shown particular strength in developing, implementing and optimising complex process plants.

The preliminary draft of the BFS is scheduled to be made available by mid-December 2005, with the completed document due early in the first quarter of calendar 2006. The BFS will be specifically oriented towards providing the necessary platform for the financing of the Hellyer Metals Project. With this in mind, and as the BFS develops, WOR will begin to work closely with an independent technical expert to be nominated by the Metals and Energy Capital Division of Macquarie Bank Limited (ASX Code: MBL), the intending project financiers (see separate ASX announcement of 23 June 2005). WOR will also work closely with a financial consultant to be nominated by INL to optimise the presentation of the BFS to the financial markets.

In discussion with INL, WOR has engaged the following sub-consultants responsible for developing specific aspects of the BFS:

Hellyer tailings resource confirmation – AMC Consultants Pty Ltd

New retreatment tailings disposal dam – GHD Pty Ltd

Tailings recovery – Trevor Jackson/Neumann Dredging

Environmental Assessment – Caloundra Environmental (assisted by Golders, Katestone & PEC, Earth Systems and Environmental Chemistry)

Burnie Demonstration Plant report – Ammtec Limited (Burnie Research Laboratory) (ASX Code: AEC)

Intec Polymetallic Process Plant design – HG Engineering (Toronto, Canada)

Conceptual Zinc Tankhouse Design – Umicore Zinc Smelting

Plant Instrumentation and Control – Honeywell Process Systems

In addition to its Owner's Responsibilities, INL will be responsible for on-site plant infrastructure (jointly with WOR) and secondary feedstocks resource identification. Regarding the latter, the Burnie demonstration plant, commissioning of which began yesterday, has already received 25

tonnes of Electric Arc Furnace (EAF) dust from Smorgon Steel, while another consignment from a separate EAF dust producer is on its way. INL's input into the BFS will be led by its previously announced Owner's Representative Mr Phil Evans, who until recently has been President of H.G. Engineering of Toronto, Canada.

In addition to WOR's overall responsibility for the BFS, it will provide specialised input for secondary feedstock off-site recovery and transport, detailed design of the zinc cell tankhouse, on-site plant infrastructure (jointly with INL), off-site infrastructure, socio-economic assessment, project implementation and control, project economics and occupational health and safety.

Yours faithfully
**Intec Ltd**



**Philip R Wood**
Managing Director & Chief Executive Officer

For further enquiries, contact:

Philip Wood
Managing Director & Chief Executive Officer
Intec Ltd

02-9351-6741
philip@intec.com.au

Kieran Rodgers
Business Development Manager &
Chief Financial Officer
Intec Ltd

02-9351-6741
kieran@intec.com.au

## Rossiter, Suzanne (Sydney)

**From:** ASX.Online@asx.com.au
**Sent:** Wednesday, 22 June 2005 4:17 PM
**To:** Rossiter, Suzanne (Sydney); Sills, Sharon (Sydney); Housego, David (Sydney); Murray, Evelyn (Sydney); Tuominen, Petri (Sydney); Smith, Lorraine (Sydney)
**Subject:** WOR - ASX Online e-Lodgement - Confirmation of Release

**Attachments:** 239053.pdf



239053.pdf (50 KB)

```
ASX confirms the release to the market of Doc ID: 239053 as follows:
Release Time: 22-Jun-2005  16:16:58
ASX Code: WOR
File Name: 239053.pdf
Your Announcement Title: Change of Directors Interest Notice x 5
```

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **WorleyParsons Limited** |
| **ABN** | **17 096 090 158** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | **Grahame Campbell** |
| **Date of last notice** | **22 April 2005** |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | **Indirect** |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | **Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Plan.** |
| **Date of change** | **16 June 2005** |
| **No. of securities held prior to change** | **Grahame Campbell: 13,546**<br>Grandamico Pty Ltd: 437,739 |
| **Class** | **Ordinary** |
| **Number acquired** | **522** |
| **Number disposed** | **Nil** |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | **$3,747.96** |
| **No. of securities held after change** | **Grahame Campbell : 14,068**<br>Grandamico Pty Ltd : 437,739 |

+ See chapter 19 for defined terms.

| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | **Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.** |
|---|---|

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| **Detail of contract** | |
|---|---|
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

*Rule 3.19A.2*

# Appendix 3Y
## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | WorleyParsons Limited |
|---|---|
| ABN | 17 096 090 158 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | Erich Fraunschiel |
|---|---|
| Date of last notice | 22 April 2005 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| Direct or indirect interest | Indirect |
|---|---|
| Nature of indirect interest (including registered holder)<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Plan. |
| Date of change | 16 June 2005 |
| No. of securities held prior to change | Erich Fraunschiel: 14,848<br>Erich Fraunschiel atf Fraunschiel Family Trust: 30,556<br>Montrose Investments (WA) Pty Ltd atf Fraunschiel Family Trust: 100,000 |
| Class | Ordinary |
| Number acquired | 546 |
| Number disposed | Nil |
| Value/Consideration<br>Note: If consideration is non-cash, provide details and estimated valuation | $3,920.28 |
| No. of securities held after change | Erich Fraunschiel : 15,394<br>Erich Fraunschiel atf The Fraunschiel Family Trust : 30,556<br>Montrose Investments (WA) Pty Ltd atf The Fraunschiel Family Trust : 100,000 |

+ See chapter 19 for defined terms.

| Nature of change<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | **Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.** |
|---|---|

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| Detail of contract | |
|---|---|
| Nature of interest | |
| Name of registered holder<br>(if issued securities) | |
| Date of change | |
| No. and class of securities to which interest related prior to change<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| Interest acquired | |
| Interest disposed | |
| Value/Consideration<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| Interest after change | |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | WorleyParsons Limited |
|---|---|
| ABN | 17 096 090 158 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | Ronald John McNeilly |
|---|---|
| Date of last notice | 22 April 2005 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| Direct or indirect interest | Indirect |
|---|---|
| Nature of indirect interest (including registered holder)<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Plan. |
| Date of change | 16 June 2005 |
| No. of securities held prior to change | Ronald John McNeilly: 324,407<br>Laargo Investments Pty Ltd: 12,222 |
| Class | Ordinary |
| Number acquired | 870 |
| Number disposed | Nil |
| Value/Consideration<br>Note: If consideration is non-cash, provide details and estimated valuation | $6,246.60 |
| No. of securities held after change | Ronald John McNeilly: 325,277<br>Laargo Investments Pty Ltd: 12,222 |
| Nature of change<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited. |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | WorleyParsons Limited |
|---|---|
| ABN | 17 096 090 158 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | John Green |
|---|---|
| Date of last notice | 22 April 2005 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| Direct or indirect interest | Indirect |
|---|---|
| Nature of indirect interest (including registered holder)<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Plan. |
| Date of change | 16 June 2005 |
| No. of securities held prior to change | John Green: 636,294<br>John M Green & Jennifer A Green: 249,975 |
| Class | Ordinary |
| Number acquired | 1,253 |
| Number disposed | Nil |
| Value/Consideration<br>Note: If consideration is non-cash, provide details and estimated valuation | $8,996.54 |
| No. of securities held after change | John Green: 637,547<br>John M Green & Jennifer A Green: 249,975 |

+ See chapter 19 for defined terms.

| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | **Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.** |
|---|---|

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| **Detail of contract** | |
|---|---|
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | WorleyParsons Limited |
|---|---|
| ABN | 17 096 090 158 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | Eric Gwee Teck Hai |
|---|---|
| Date of last notice | 26 April 2005 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| Direct or indirect interest | Indirect |
|---|---|
| Nature of indirect interest (including registered holder)<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Plan. |
| Date of change | 16 June 2005 |
| No. of securities held prior to change | 515 |
| Class | Ordinary |
| Number acquired | 453 |
| Number disposed | Nil |
| Value/Consideration<br>Note: If consideration is non-cash, provide details and estimated valuation | $3,252.54 |
| No. of securities held after change | 968 |

+ See chapter 19 for defined terms.

| **Nature of change**<br>Example: *on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back* | **Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.** |
|---|---|

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |



**WorleyParsons**

RECEIVED
2005 JUL -5 A 10:01

10 June 2005

# ASX Announcement

## WORLEYPARSONS LIMITED (ASX:WOR)

## North West Shelf LNG Phase V Project – EPCM Contract

Woodside Energy Ltd. (Operator of the North West Shelf Venture) has today confirmed that it will award the engineering, procurement and construction management (EPCM) contract for the LNG Phase V expansion project to a joint venture of WorleyParsons (25%) and Foster Wheeler (75%).

This confirmation follows positive final investment decisions by all of the North West Shelf Venture participant companies on the project which will expand the onshore liquefied natural gas (LNG) facilities at Karratha in Western Australia.

The A$2 billion LNG Phase V expansion project will include a fifth train to process 4.2 million tonnes of liquefied natural gas a year and will increase the plant's capacity to 15.9 million tonnes a year.

The expansion project also includes an additional fractionation unit, acid gas recovery unit, boil-off gas compressor, fuel gas system compressor, two new gas turbine power generation units and a second loading berth.

WorleyParsons Chief Executive Officer, Mr John Grill, said:

"I am delighted that this important project has now been confirmed by the North West Shelf Venture. The Award of this contract extends our position in the rapidly expanding global LNG business. The project team will be focused on delivering a safe, successful and high quality facility for Woodside."

The Woodside Energy Ltd release, giving further details, is attached.

For further information please contact:

**David Housego**
**Chief Financial Officer**
**Ph: +61 2 8923 6866**

**Geoff Fowlstone**
**Fowlstone Communications**
**Ph: +61 2 9955 9899**
**Mob: +61(0) 413 746 949**
**geoff@fowlstone.com.au**

# ANNOUNCEMENT
**(ASX: WPL)**

**FRIDAY 10 JUNE 2005**
**1.15PM (WST)**



**MEDIA**
KIRSTEN STONEY
W: + 61 8 9348 5694
M: + 61 417 984 923
E: kirsten.stoney@woodside.com.au

**INVESTORS**
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

## NORTH WEST SHELF VENTURE APPROVES LNG EXPANSION

Work will begin immediately on expanding the North West Shelf Venture's onshore liquefied natural gas (LNG) facilities at Karratha in Western Australia following final investment decisions by all of the joint-venture participants.

The A$2 billion Phase V expansion project will include a fifth train to process 4.2 million tonnes of liquefied natural gas a year and will increase the plant's capacity to 15.9 million tonnes a year.

The project, which is operated by Woodside Energy on behalf of BP, BHP Billiton, ChevronTexaco Australia, MIMI (a company that is ultimately owned by Mitsubishi and Mitsui) and Shell, will include additional processing facilities and associated infrastructure.

Site work will start in July 2005 and the project is expected to take approximately three years to complete with commissioning due to start around mid-2008 and first LNG cargoes planned from Q4 2008.

By mid-2007, the project's construction workforce is expected to peak at up to 1500 people.

Woodside's Director of North West Shelf Ventures, Jack Hamilton, said the expansion would bring significant economic and social benefits to the Pilbara region, Western Australia and Australia.

"Our plant will be one of the largest single LNG complexes in the Asia-Pacific region following expansion," Dr Hamilton said.

"The Venture's latest investment follows last year's successful commissioning of a fourth LNG processing train and second trunkline and, combined, these major projects will have enabled the Venture to effectively double its LNG capacity in approximately four years.

"As a result of the Venture's growth, Australia will continue to reap associated economic benefits through annual royalty payments which will exceed A$800 million when the project is finished and operating at full production."

Dr Hamilton said the Venture's decision to continue investing was underpinned by long-term customer relationships and contracts and market opportunities in major growth regions including Japan, China, Korea and the United States.

"We remain confident that we will extend important relationships with our current long-term customers and secure new supply contracts with existing and new customers for LNG volumes," he said.

"We also believe that the timing of our project will enhance our marketing success and reinforce the Venture's current position as a safe and highly reliable supplier of LNG throughout the world."

Dr Hamilton said the Venture was committed to providing full, fair and reasonable opportunities for Australian industry in the expansion project.

"With the assistance of the Industry Capability Network Western Australia, the Venture has developed an Australian Industry Participation Plan for the project which will ensure local industry has the opportunity to tender on key procurement packages," Dr Hamilton said.

"It will also allow local suppliers to bid for lower-tier supply chain opportunities."

Australian companies and suppliers without specialist knowledge or with capacity limits will also be encouraged to form joint ventures with foreign companies to improve their competitiveness.

Woodside, as North West Shelf Venture Operator, will award the engineering, procurement and construction management contract for the expansion project to Foster Wheeler WA Pty Ltd and WorleyParsons Services Pty Ltd following a letter of intent agreed between the companies in February 2005.

The six equal participants in the North West Shelf Venture are Woodside Energy Ltd. (16.67%) (operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd (16.67%); BP Developments Australia Pty Ltd (16.67%); ChevronTexaco Australia Pty Ltd (16.67%); Japan Australia LNG (MIMI) Pty Ltd (16.67%); and Shell Development (Australia) Proprietary Limited (16.67%).

CNOOC NWS Private Limited is also a member of the North West Shelf Venture but does not have an interest in North West Shelf Venture infrastructure.

## NORTH WEST SHELF VENTURE

## PHASE V EXPANSION

### ECONOMIC BENEFITS

- Western Australian and Australian communities will continue to reap the financial benefits of the North West Shelf Venture which has contributed more than A$4.95 billion in royalties over the past 20 years
- Annual royalties from the North West Shelf Venture will exceed A$800 million following full production from the Phase V expansion
- The Pilbara region, and in particular the Shire of Roebourne, in Western Australia will benefit from anticipated local spending associated with expansion of approximately A$220 million (total) over the next three years
- At peak production, the Phase V project will raise overall WA exports by at least A$1 billion per annum

### KEY COMPONENTS

The expansion project includes:

- A fifth LNG processing train
- An acid gas removal unit, with a single absorber (solvent aMDEA)
- A fractionation unit
- A jetty spur and second loading berth, turning basin and approach channel
- Two power generators
- A demineralisation water tank
- A boil-off gas compressor
- A fuel gas compressor

- Piping, electrical and instrument tie-ins
- Construction (and removal) of temporary facilities
- Construction of a new workshop and rotor store and,
- Reinforcement of the security gatehouse and visitors' centre.

## KEY FACTS

- Major LNG customers
  - **Japan:** Tokyo Electric, Tokyo Gas, Osaka Gas, Chubu Electric Power, Chugoku Electric, Kansai Electric Power, Kyushu Electric Power, Tohoku Electric Power, Toho Gas, Shizuoka Gas
  - **Korea:** Korea Gas Corporation
  - **China:** The Guangdong Dapeng LNG Company Ltd
  - **Spot cargoes:** Customers include Shell Eastern LNG, Korea, Spain, United States

- LNG capacity
  - Trains 1, 2 and 3: 2.5 million tonnes a year each
  - Trains 4 and 5: 4.2 million tonnes a year each
  - Existing total: 11.7 million tonnes a year
  - Expanded total: 15.9 million tonnes a year
  - Export cargoes: 156 (2004)
  - Ships: 9

- Estimated capital investment
  - Train 5 and associated infrastructure: A$2 billion
  - Existing total North West Shelf Venture: A$14 billion

- Train 5 construction work force (peak): Up to 1500



**WorleyParsons**

RECEIVED
2005 JUN -4 A ...

Level 7, 116 Miller Street
North Sydney NSW 2060 Australia
Telephone +61 2 8923 6866
Facsimile +61 2 8923 6877
www.worleyparsons.com
WorleyParsons Ltd
ABN 17 096 090 158

1 June 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

**WORLEYPARSONS LIMITED (WOR)**
**APPENDIX 3B**

We attach Appendix 3B in respect of Performance Rights granted in the current year.

Yours faithfully
WorleyParsons

Sharon Sills
Company Secretary

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

**WorleyParsons Limited**

ABN

**17 096 090 158**

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | **Performance Rights** |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | **67,930 Performance Rights. Each Performance Right carries a right to one fully paid ordinary share.** |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | **Performance Rights are granted to the Chief Executive Officer, the Chief Financial Officer, and other senior executives pursuant to the WorleyParsons Performance Rights Plan. The Performance Rights are subject to combined earnings per share (EPS) hurdle (40%) and total shareholder return (TSR) hurdle (60%). The Performance Rights vest proportionately over a three year period, based on the achievement of the performance criteria. No amount is payable upon the issue or vesting of the Performance Rights.** |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | **Shares acquired on vesting of the Performance Rights will rank equally with all existing ordinary shares from the date of issue.** |
| 5 | Issue price or consideration | **Nil** |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | **Performance Rights granted as equity compensation benefits for the Chief Executive Officer, the Chief Financial Officer, and other senior executives.** |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | **N/A** |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | **204,950,598** | **Ordinary** |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | **2,643,345** | **Performance Rights** |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | **N/A. Until vested, Performance Rights do not carry a right to a dividend.** |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
*(tick one)*

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  Date: 1/6/05
(Company Secretary)

Print name: Sharon Sills

== == == == ==

+ See chapter 19 for defined terms.



WorleyParsons



Level 7, 116 Miller Street
North Sydney NSW 2060 Australia
Telephone +61 2 8923 6866
Facsimile +61 2 8923 6877
www.worleyparsons.com
WorleyParsons Ltd
ABN 17 096 090 158

1 June 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

**WORLEYPARSONS LIMITED (WOR)**
**APPENDIX 3B**

We attach revised Appendix 3B in respect of Performance Rights granted in the years ended 30 June 2003, 2004 and in the current year. This Appendix 3B supercedes the version submitted on 9 December 2004.

Yours faithfully
WorleyParsons

Sharon Sills
Company Secretary

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | **Shares acquired on vesting of the Performance Rights will rank equally with all existing ordinary shares from the date of issue.** |
| 5 | Issue price or consideration | **Nil** |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | **Performance Rights granted as equity compensation benefits for the Chief Executive Officer, the Chief Financial Officer, and other senior executives.** |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | **N/A** |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | **204,950,598** | **Ordinary** |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: (Company Secretary) Date: 1/6/05

Print name: Sharon Sills

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | WorleyParsons Limited |
|---|---|
| ABN | 17 096 090 158 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | John Grill |
|---|---|
| Date of last notice | 9 December 2004 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| Direct or indirect interest | Direct and indirect |
|---|---|
| Nature of indirect interest (including registered holder)<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| Date of change | 12 October 2004 |
| No. of securities held prior to change | Ordinary shares =<br>3,041,603 – John Grill<br>28,329,483 - Wilaci Pty Ltd<br>1,053,136 - Evenrose Pty Ltd<br><br>Performance Rights = 343,011 |
| Class | Performance Rights |
| Number acquired | |
| Number disposed | Nil |
| Value/Consideration<br>Note: If consideration is non-cash, provide details and estimated valuation | Nil |

+ See chapter 19 for defined terms.

| | |
|---|---|
| No. of securities held after change | Total Performance Rights held = 343,011<br><br>Ordinary shares held =<br>3,041,603 – John Grill<br>28,329,483 - Wilaci Pty Ltd<br>1,053,136 - Evenrose Pty Ltd |
| Nature of change<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Correction to number of Performance Rights granted as equity compensation benefits for the Chief Executive Officer pursuant to the WorleyParsons Performance Rights Plan. |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| Detail of contract | |
| Nature of interest | |
| Name of registered holder<br>(if issued securities) | |
| Date of change | |
| No. and class of securities to which interest related prior to change<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| Interest acquired | |
| Interest disposed | |
| Value/Consideration<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| Interest after change | |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **WorleyParsons Limited** |
| **ABN** | **17 096 090 158** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | **David Joseph Housego** |
| **Date of last notice** | **9 December 2004** |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | **Direct** |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | **N/A** |
| **Date of change** | **12 October 2004** |
| **No. of securities held prior to change** | **Ordinary shares = 366,667**<br>**Performance Rights = 144,416** |
| **Class** | **Performance Rights** |
| **Number acquired** | |
| **Number disposed** | **Nil** |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | **Nil** |
| **No. of securities held after change** | **Ordinary shares = 366,667**<br>**Total Performance Rights held = 144,416** |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | **Correction to number of Performance Rights granted as equity compensation benefits for the Chief Financial Officer pursuant to the WorleyParsons Performance Rights Plan.** |

+ See chapter 19 for defined terms.

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.



**WorleyParsons**

# Macquarie Securities – 2005
## Emerging Leaders Conference

John Grill – Managing Director and CEO

**6-May-05**


HYDROCARBONS | MINERALS & METALS | INFRASTRUCTURE | POWER



**WorleyParsons**

## Agenda

**Background**

**Half-year Results**

**Recent Wins**

**Integration Update**

**Strategy Update**

**Outlook**



**WorleyParsons**

## Background

**Leading professional services provider to the Energy, Resource and Complex Process Industries**

**Organised into 4 Customer Sector Groups:**

**Hydrocarbons | Power | Minerals & Metals | Infrastructure**

**Across all phases of projects**



1
ASSESS
Project Feasibility
Business Strategy
2
SELECT
Development Options
Execution Strategy
3
DEFINE
Finalise Scope
Sanction Project
4
EXECUTE
Produce Asset
5
OPERATE
Operate Asset


**US $245m acquisition of Parsons E&C Corporation Effective October 2004**



**WorleyParsons**

## Half Year Highlights

**Improved safety performance in 2004**

**80.5% rise in net profit after tax to $23.0m**

**EBIT growth of 123.6% to $37.1m**

- 40% EBIT growth from pre existing Worley businesses
- Parsons E&C performs ahead of expectations

**Interim dividend increased to 7.5 cents**

**Integration of Parsons E&C operations on track**

**Acquisition of Development Resources Pte Ltd (Singapore)**

**Mr Eric Gwee replaced Mr John Schubert on the Board**



**WorleyParsons**

## Material Contract Announcements





**PNG Gas Project FEED**



**Angel Gas Development FEED**



**WorleyParsons**

## Material Contract Announcements

**Belene Nuclear Power Plant for NEK**

- WorleyParsons (Reading, USA and Bulgaria)
  - 2 x 1,000 megawatt units

**RasGas Consolidated Maintenance Contract**

- Transfield Worley TRAGS
  - LNG facilities Qatar

**North West Shelf LNG Phase V**

- WorleyParsons / Foster Wheeler
  - EPCM Letter of Intent for new LNG train

**Maritza East 2 Thermal Power Plant**

- WorleyParsons (Reading, USA and Bulgaria)
  - Owners Engineer for power plant upgrade



**WorleyParsons**

## Recent Wins – Synergy Projects

**ExxonMobil PNG Gas Project – Papua New Guinea**

- EOS Joint Venture (KBR / WorleyParsons)
  - PNG Gas to Australian Maritime Border

**Marathon Oil LNG Study – Equatorial Guinea**

- WorleyParsons (Houston)
  - Offshore gas production, onshore LNG production

**British Gas Central Block Development – Trinidad**

- WorleyParsons (Trinidad, Houston)
  - Grass roots gas processing facility

**Unocal Bibiyana Gas Development – Bangladesh**

- WorleyParsons (Houston, Perth)
  - Grass roots gas processing facility





**WorleyParsons**

## Integration Update

**Organisation performing strongly**

**Performance of Parsons E&C ahead of expectations**

**Transition implementation plan completed in March**

**All operations overlap resolved with no loss of future value**

**Ongoing program for further organisational development implemented**

**Handful of due diligence items remain to be closed out**

- Timetable for completion – end of 2005 calendar year
- Generally more positive than expected



**WorleyParsons**

## Global WorleyParsons Operations



**29 countries | 59 offices | 9,500 project services personnel**



**WorleyParsons**

## The Hedgehog and The Fox

***Foxes pursue many ends at the same time and see the world in all its complexity. They are "scattered or diffused, moving on many levels".***

***Hedgehogs understand that the essence of profound insight is simplicity. Hedgehogs see what is essential, and ignore the rest.***



*Source:*
*Good To Great*



**WorleyParsons**

## Strategic Direction

**Strategic blueprint reviewed in light of acquisition of Parsons E&C**

- More balanced, more capable, global
- Increased contracted length of revenue
- Greater diversification – geographic and industry

**Only minor changes to strategy required**

**Key performance measures reviewed in all areas**





**WorleyParsons**

## Differentiators

| Pre-2005 | 2005 and beyond |
| --- | --- |
| | 1. Industry leadership in health, safety and environmental performance |
| 1. Outstanding operational and corporate performance | 2. Outstanding operational and corporate performance |
| 2. Focus on long-term contracts, integrated services contracts and alliances | 3. Focus on long-term contracts, integrated services contracts and alliances |
| 3. Success in project delivery – large and small | 4. Success in project delivery – large and small |
| 4. Comprehensive geographic presence and industry capability | 5. Comprehensive geographic presence and industry capability |
| 5. Portfolio of developments | |
| 6. Identification, integration and growth of value-adding acquisitions | 6. Identification, integration and growth of value-adding acquisitions |



**WorleyParsons** 1. Industry leadership in HSE performance

**Progressive change in WorleyParsons scope of works**

- EPCM / PMC
- Mega projects
- Sub-contractor management

**Greater responsibility for and ability to influence for overall HSE outcome on projects**

**Our clients' view**

- Most important element of performance
- No compromises

**WorleyParsons' view – ALL workplace incidents are preventable**


HEALTH
SAFETY
ZERO
HARM
ENVIRONMENT



**WorleyParsons** 2. Outstanding Operational and Corporate Performance

**What's changed**

- HSE now handled as an individual item (Differentiator 1)
- New objective – Retention of key personnel > 95%

**What remains the same**

- Management of risk – No material events
- Quality and effectiveness of the board
- Sustained growth
- Optimised use of capital and debt
  - (debt/debt+equity 20-30%)



**WorleyParsons**

## 3. Focus on long-term contracts, integrated services contracts and alliances

### What's changed

- Increased alliance and ISC coverage in Americas and Europe
- >70% revenue from long-term contracts (revised from >50%)

### What remains the same

- Retain, extend and expand existing contracts
- Continuous improvement in performance – benchmarked top quartile
- Range of services matching client needs – new services >10% revenue





**WorleyParsons**

## 4. Success in project delivery – large and small

### What's changed

- Achieved previous target of securing 2 projects with >$1B capital value each
- Major / mega projects – Capability gained through acquisition, to extend to South-East Asia, Australia
- Small projects – Extend capability to markets in Europe and Americas

### What remains the same

- Performance to client expectations – HSE, Quality, Cost, Schedule; >80% client satisfaction index (revised from >70%)





WorleyParsons

## 5. Comprehensive geographic presence and industry capability

### What's changed

- Portfolio of infrastructure investments now treated as a subset
- Will continue to consider selective investment in infrastructure projects
- 30% of manhours in High Value Engineering centres

### What remains the same



- Small offices close to clients
- Major project / hub offices
- All operations profitable and sustaining
- Global capability and reputation in all industry sectors – Hydrocarbons, Power, Minerals & Metals, Infrastructure
- Diversified business (revised target - <50% from any one sector or region)



WorleyParsons

## 6. Identification, integration and growth of value-adding acquisitions

### What's changed

- Achieved target of 1 major acquisition
- Capacity to undertake another major acquisition
  - Focus on bedding-down Parsons E&C acquisition

### What remains the same



- Acquisitions to expand capability and coverage
  - Continue to undertake bolt-on acquisitions; e.g: DRPL
- Successful implementation of integration and growth plans – earnings growth, long term ROI >20%
- Divest underperforming businesses – profitable portfolio of businesses



WorleyParsons

## In Summary









WorleyParsons

## Outlook

"It is likely that the market for WorleyParsons' services will continue to be very strong. Our key markets and sectors continue to experience positive conditions.

"We indicated our expectation that the acquisition of Parsons E&C would be earnings per share accretive (pre amortization) on the expected nine month contribution for the year ended 30 June 2005. We are pleased with the result for the half year but would note that the unusually strong contribution from the newly acquired Parsons E&C group reflects specific operational circumstances that may not be duplicated in the remainder of the financial year.

"Even so, based on the results achieved so far and subject to reasonable conditions in the markets in which we operate for the remainder of this financial year, we expect to deliver on our prospectus undertaking and would expect further earnings growth in the second half of the year."



*Rule 3.19A.1*

# Appendix 3X

## Initial Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | WorleyParsons Limited |
|---|---|
| ABN | 17 096 090 158 |

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | Eric Gwee Teck Hai |
|---|---|
| Date of appointment | 28 February 2005 |

### Part 1 - Director's relevant interests in securities of which the director is the registered holder

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| Number & class of securities |
|---|
| |

+ See chapter 19 for defined terms.

## Part 2 – Director's relevant interests in securities of which the director is not the registered holder

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| Name of holder & nature of interest<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Number & class of Securities |
|---|---|
| Holbourn Pty Ltd atf the WorleyParsons Limited Incentive Plans Trust | 515 ordinary shares held on Trust for Eric Gwee Teck Hai under the WorleyParsons Limited Non Executive Director Plan. |

## Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | Contract between director and WorleyParsons Limited under which director is eligible to participate in WorleyParsons Limited Non Executive Director ("NED") Plan (approved by shareholders on 25 September 2002) |
| **Nature of interest** | Under the NED Plan Rules, NEDs are required to sacrifice at least 25% of their annual director's fees as shares in WorleyParsons Limited. |
| **Name of registered holder (if issued securities)** | Holbourn Pty Ltd atf the WorleyParsons Limited Incentive Plans Trust. |
| **No. and class of securities to which interest relates** | 515 ordinary shares |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **From:** | ASX.Online@asx.com.au |
| **Sent:** | Friday, 22 April 2005 4:58 PM |
| **To:** | Rossiter, Suzanne (Sydney); Sills, Sharon (Sydney); Housego, David (Sydney); Murray, Evelyn (Sydney); Tuominen, Petri (Sydney); Smith, Lorraine (Sydney) |
| **Subject:** | WOR - ASX Online e-Lodgement - Confirmation of Release |
| **Attachments:** | 224736.pdf |



224736.pdf (45 KB)

ASX confirms the release to the market of Doc ID: 224736 as follows:
Release Time: 22-Apr-2005 16:57:18
ASX Code: WOR
File Name: 224736.pdf
Your Announcement Title: Change of Directors Interest Notice

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | **WorleyParsons Limited** |
|---|---|
| ABN | **17 096 090 158** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | **Grahame Campbell** |
|---|---|
| Date of last notice | **23 February 2005** |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| Direct or indirect interest | **Indirect** |
|---|---|
| Nature of indirect interest (including registered holder)<br>Note: Provide details of the circumstances giving rise to the relevant interest. | **Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Plan.** |
| Date of change | **18 April 2005** |
| No. of securities held prior to change | **Grahame Campbell: 12,952**<br>Grandamico Pty Ltd: 437,739 |
| Class | **Ordinary** |
| Number acquired | **594** |
| Number disposed | **Nil** |
| Value/Consideration<br>Note: If consideration is non-cash, provide details and estimated valuation | **$3,748.14** |
| No. of securities held after change | **Grahame Campbell : 13,546**<br>Grandamico Pty Ltd : 437,739 |

+ See chapter 19 for defined terms.

| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | **Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.** |
|---|---|

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| **Detail of contract** | |
|---|---|
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y
## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | WorleyParsons Limited |
|---|---|
| ABN | 17 096 090 158 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | Erich Fraunschiel |
|---|---|
| Date of last notice | 23 February 2005 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| Direct or indirect interest | Indirect |
|---|---|
| Nature of indirect interest (including registered holder)<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Plan. |
| Date of change | 18 April 2005 |
| No. of securities held prior to change | **Erich Fraunschiel: 14,227**<br>Erich Fraunschiel atf Fraunschiel Family Trust: 30,556<br>Montrose Investments (WA) Pty Ltd atf Fraunschiel Family Trust: 100,000 |
| Class | Ordinary |
| Number acquired | 621 |
| Number disposed | Nil |
| Value/Consideration<br>Note: If consideration is non-cash, provide details and estimated valuation | $3,918.51 |
| No. of securities held after change | **Erich Fraunschiel : 14,848**<br>Erich Fraunschiel atf The Fraunschiel Family Trust : 30,556<br>Montrose Investments (WA) Pty Ltd atf The Fraunschiel Family Trust : 100,000 |

+ See chapter 19 for defined terms.

| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | **Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.** |
|---|---|

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| **Detail of contract** | |
|---|---|
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | WorleyParsons Limited |
|---|---|
| ABN | 17 096 090 158 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | Ronald John McNeilly |
|---|---|
| Date of last notice | 23 February 2005 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| Direct or indirect interest | Indirect |
|---|---|
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Plan. |
| Date of change | 18 April 2005 |
| No. of securities held prior to change | Ronald John McNeilly: 323,417<br>Laargo Investments Pty Ltd: 12,222 |
| Class | Ordinary |
| Number acquired | 990 |
| Number disposed | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $6,246.90 |
| No. of securities held after change | Ronald John McNeilly: 324,407<br>Laargo Investments Pty Ltd: 12,222 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited. |

+ See chapter 19 for defined terms.

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | WorleyParsons Limited |
|---|---|
| ABN | 17 096 090 158 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | John Green |
|---|---|
| Date of last notice | 23 February 2005 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| Direct or indirect interest | Indirect |
|---|---|
| Nature of indirect interest (including registered holder)<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Plan. |
| Date of change | 18 April 2005 |
| No. of securities held prior to change | John Green: 634,868<br>John M Green & Jennifer A Green: 249,975 |
| Class | Ordinary |
| Number acquired | 1,426 |
| Number disposed | Nil |
| Value/Consideration<br>Note: If consideration is non-cash, provide details and estimated valuation | $8,998.06 |
| No. of securities held after change | John Green: 636,294<br>John M Green & Jennifer A Green: 249,975 |

+ See chapter 19 for defined terms.

| Nature of change<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited. |
|---|---|

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| Detail of contract | |
|---|---|
| Nature of interest | |
| Name of registered holder<br>(if issued securities) | |
| Date of change | |
| No. and class of securities to which interest related prior to change<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| Interest acquired | |
| Interest disposed | |
| Value/Consideration<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| Interest after change | |

+ See chapter 19 for defined terms.

 WorleyParsons

30 March 2005

## ASX Announcement

## WORLEYPARSONS LIMITED (ASX:WOR)

## Preferred Tenderer award

Transfield Services and WorleyParsons (TW) have been providing capital works programs and maintenance services for Woodside Energy Limited's (Woodside) existing North West Shelf joint venture assets for approximately 10 years. Woodside has recently been through a process to evaluate options for providing services for assets within its Australian business unit.

WorleyParsons is pleased to advise that Woodside confirmed yesterday that TW has been nominated as the preferred tenderer for the Gas Assets (including Angel, Goodwyn A, Karratha Onshore Gas Plant, King Bay Supply Base, North Rankin A). A preferred tenderer for their Oil Assets has also been identified.

It is expected that the tender process will be complete by the end of June 2005 with the new contract to start with effect January 2006.

For further information please contact:

**David Housego**
**Chief Financial Officer**
**Ph: +61 2 8923 6866**

**Geoff Fowlstone**
**Fowlstone Communications**
**Ph: +61 2 9955 9899**
**Mob: +61(0) 413 746 949**
**geoff@fowlstone.com.au**

Internal Letter

Our reference: EOI 0C00000933

29 March 2005

**Transfield Worley Parsons**
**Level 6; QV1 Building**
**250 St Georges Tce**
**PERTH WA 6000**
Attention: Chris Sutherland – Executive Director

Chris

**Subject: Expression of Interest (EOI) for Integrated Services Provider for Woodside Energy Ltd**

We refer to your EOI for the above requirement and are pleased to advise that you have been successful in being invited to the second stage of this procurement process. You have been nominated "Preferred Tenderer" for **GAS** Assets (Angel, Goodwin A, Karratha Onshore Gas Plant, King Bay Supply Base and North Rankin A) subject to successful negotiation of Agreement. This phase will involve more detailed time and effort from both TWP and Woodside to bring to a conclusion. It will involve the following:

| ACTIVITY DATE & TIME | DESCRIPTION |
|---|---|
| Tuesday 29 March 2005 at 9:30am | *30 minute meeting to discuss the process – at WEL Premises* |
| Wednesday 6 April 2005 at 2:00pm | *The ITT and Contract document will be emailed to TWP* |
| Tuesday 19 April 2005 at 2:00pm | *Any clarification questions regarding the ITT/Contract document are to be emailed to the Contract Specialist. Responses to these questions will be responded to ASAP.* |
| Friday 6 May 2005 at 2:00pm | *Close of ITT* |
| Monday 9 May 2005 | *WEL Evaluation of the ITT and Contract document will commence* |
| Thursday 26 May 2005 at 10:00am | *Presentation of your ITT Response to the Evaluation Team at your premises - Please advise me of your meeting room details* |
| Tuesday 7 June 2005 to Friday 10 June 2005 starts 9:30am each day (if necessary) | *Final engagement discussions at WEL premises* |

**Note:** Woodside reserves the right to cancel this procurement process at any time throughout the process.

We will try and give you advance warning where this Activity Timetable is required to be altered but trust you will remain flexible to accommodate any changes.

Yours faithfully
**WOODSIDE ENERGY LTD**



*Jeff Stevenson*
***Category Leader - Assets***
***Woodside Energy LTD***
Tel: 9348 4556
Email: jeff.stevenson@woodside.com.au



BEMAX
RESOURCES NL
ABN 60 009 247 858

**Brisbane Head Office**
Suite 1, Level 6
10 Market Street
Brisbane Qld 4000
PO Box 15164
City East Qld 4002
TEL: (07) 3229 4951
FAX: (07) 3211 8765
www.bemax.com.au

**Broken Hill**
16-18 Kanandah Drive
Broken Hill NSW 2880
PO Box 444
Broken Hill NSW 2880
TEL: (08) 8088 6538
FAX: (08) 8087 0114

**Bunbury**
Koombana Drive
North Shore
Bunbury WA 6230
PO Box 133
Bunbury WA 6231
TEL: (08) 9721 0200
FAX: (08) 9791 1249

**Mildura**
6463 Benetook Ave
Mildura VIC 3501
PO Box 4032
Mildura VIC 3502
TEL: (03) 5025 7575
FAX: (03) 5025 7105

**Perth**
Level 15, QV.1 Building
250 St George's Terrace
Perth WA 6000
TEL: (08) 9212 6000
FAX: (08) 9486 4711

28 April 2005

The Announcements Officer
Australian Stock Exchange
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

**WorleyParsons Project Management Contract Executed for Pooncarie Project**

Bemax Resources NL ('Bemax') is pleased to announce that it has executed a Project Management Services Agreement ('Agreement') with WorleyParsons Services Pty Ltd ('WorleyParsons') for the implementation of the Pooncarie Project.

WorleyParsons has been working closely with Bemax since June 2004 to finalise the scope of the Pooncarie Project, provide updates to the capital cost estimate and develop the Project Execution Plan. Finalisation of the Agreement brings closure to the pre-implementation phase of the Pooncarie Project.

Under the Agreement, WorleyParsons will provide engineering, procurement and construction management services for the Pooncarie Project, including undertaking the role of Superintendent for contracts let for the Pooncarie Project. A bonus/penalty arrangement has been agreed with WorleyParsons.

At the Ginkgo site, mine pit excavation, road construction, and construction camp development work is continuing on schedule.

Bemax is planning to commence production at its Pooncarie Project towards the end of 2005, allowing advantage to be taken of the very strong short-term, and positive medium- to long-term outlook for both titanium feedstock and zircon.

Yours faithfully

L Jones

**Lynette Jones**
**Company Secretary**

INCORPORATING



CABLE SANDS



**WorleyParsons**

# Investor Update – Macquarie Equities

John Grill, Chief Executive Officer
William E Hall, Managing Director, Americas and Europe

**2 May 2005**


HYDROCARBONS | MINERALS & METALS | INFRASTRUCTURE | POWER





# Hydrocarbons Update

- Major oil growth
- Shift to gas
- National oil companies and major independent oil companies
- OPEX expansion and asset management
- Technology developments
  - Gas to liquid (GTL)
  - LNG
  - Deepwater
  - Oil sands (case study)
- Resource challenge
  - High value engineering
  - Localisation of workforce
  - Knowledge management and work share



**WorleyParsons**

# Major Oil Growth

- Growing at about 1.5% per annum - amounts to an increase of between 40 and 50 million BPD over current production levels by 2030
- Driven by demand from Asia/transportation sector
- Significant shifts occurring within this growth envelope:
  - Output from mature fields is reducing (only 15% of 2030 production will be from fields in current production)
  - New fields are becoming more expensive to develop – global capex is increasing faster than production
  - Sustaining capital/opex on offshore projects is increasing faster than capex
  - High oil prices mean that new frontiers like deep and ultra-deepwater fields and oil sands are becoming feasible
- 60% of new upstream oil production capacity will come from OPEC countries
- A further 20% will come from Russia and Kazakhstan





oil consumption (thousand bpd)
25000
20000
15000
10000
5000
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
7000
6000
5000
4000
3000
2000
1000
0
China (incl. HK)
EU
USA
China (incl HK)

growth 1994-03
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
EU
USA
China

By Region

MBD
140
120
100
80
60
40
20
0
1980 1990 2000 2010 2020 2030

ME/AF
LA
Emerging Asia
Japan/Aus/NZ
Russia/Caspian
Europe
North America

By Sector

MBD
140
120
100
80
60
40
20
0
1980 1990 2000 2010 2020 2030

Power
Transportation
Industrial
Res/Comm





# Shift to Gas

- Production is growing faster than oil at just over 2% per annum, and gas reserves are growing even faster
- 58% of the world's gas reserves are in Qatar, Iran and Russia
- Remote location of many gas reserves has lead to high growth in LNG production and re-gasification
- Pressure on oil reserves coupled with abundance of gas is leading to new technologies like gas-to-liquids plants



**WorleyParsons**


100
90
80
70
60
50
40
30
20
10
0
supply - million barrels oil equiv. per day
oil bpd
gas boepd
1930
1950
1970
1990
2010
2030
2050





# NOCs and IOCs

- Major independent oil companies (IOCs) are having difficulty replacing reserves and are consolidating to provide growth
- National oil companies (NOCs) dominate oil and gas reserves and are taking a more prominent role in production, pushing the IOCs to a more subservient role to the NOCs
- NOCs are increasingly requiring genuine in-country commitment from service providers, rather than the centralized approach preferred by the IOCs

 Must be able to operate locally





# OPEX Expansion

- CAPEX and OPEX spend increasing
  - 2003 $US148b Global spend
  - 2004 $US159b Global spend + 8%
  - 2005 + 8% - 10%
- Long term trend +2% (10 year)
- Economic assessment approximately $US23+ barrel
- Offshore OPEX overtake CAPEX by 2010

⇒ More projects

⇒ More brownfields





# Technology Development

- Gas to liquids
  - Natural gas to high quality and ultra clear fuels, lubricants and chemical product
  - Convert stranded gas into usable product
- LNG technology
  - Cover whole LNG supply chain
  - Lower costs of delivered LNG >20% reduction
- Deepwater Developments
  - Deepwater >230 metres
- Arctic production
  - Explore and operate in very harsh environments



WorleyParsons


Billions of Oil-Equivalent Barrels
80
60
40
20
0
Discovered
Gas Volumes
Discovered
Oil Volumes
Oil Demand
Gas Demand
1900
1920
1940
1960
1980
2000
2020
US Dominated Exploration
Global Expansion
Post WWII Growth
OPEC/ Nationalization
Globalization/ Mergers
Visualization
3D Seismic
2D Seismic
Seeps, surface exploration





- Increased reliance on concept selection and FEED
- For detailed design, effective use of high value engineering (HVE)
  - China / India / SEA / Eastern Europe
  - Systems and process to operate
- Transfer of skills and knowledge to local workforce is critical
- Knowledge management and work share
  - Link global business
  - Balance work load





# Outlook

"It is likely that the market for WorleyParsons' services will continue to be very strong. Our key markets and sectors continue to experience positive conditions.

"We indicated our expectation that the acquisition of Parsons E&C would be earnings per share accretive (pre amortization) on the expected nine month contribution for the year ended 30 June 2005. We are pleased with the result for the half year but would note that the unusually strong contribution from the newly acquired Parsons E&C group reflects specific operational circumstances that may not be duplicated in the remainder of the financial year.

"Even so, based on the results achieved so far and subject to reasonable conditions in the markets in which we operate for the remainder of this financial year, we expect to deliver on our prospectus undertaking and would expect further earnings growth in the second half of the year."



WorleyParsons

# Oil Sands


HYDROCARBONS | MINERALS & METALS | INFRASTRUCTURE | POWER





## Heavy Oil and Oil Sands

- Estimated to be as much as the world's discovered light and medium crude
- 90% of world's total located in Canada and Venezuela
- 90% of Canada's estimated reserves require insitu operations
- Most promising recovery technology – Steam Assisted Gravity Drainage (SAGD)



WorleyParsons


Alberta & Saudi Reserves
1.6
174.5
262.7
AB Conventional
AB Crude Bitumen
Saudi Conventional
0
50
100
150
200
250
300
billion barrels



WorleyParsons

## Internal Rate of Return vs. Crude Oil Price


30Mb/d SAGD
100Mb/d MineExtr
100Mb/d MineExtUpgr
30Mb/d CSS
40%
35%
30%
25%
20%
15%
10%
5%
0%
Real Rate of Return (%)
20
25
30
35
40
WTI @ Cushing (2003 US$/b)

## Steam Assisted Gravity Drainage (SAGD)

- Conceptually simple
  - Drill two vertical wells into the reservoir, one above the other
  - Inject steam through top well
  - Steam rises to top of reservoir, melts thick crude in the process
  - Gravity drains molten crude towards production well and out of reservoir





# SAGD

Steam Assisted Gravity Drainage
Producing Well
Steam Injection Well

- **Challenging**
  - New technologies and fuels required to reduce steam generation costs
  - New technologies increasing Oil to Steam Ratios (OSR)
  - Water source availability for life of asset operations (15 years or more)



**WorleyParsons**

## Canadian Oil Sands

- 174 to 250 billion barrels of oil in place
- 300 billion barrels "probable" recoverable
- 174.5 billion barrels "proven" recoverable
- Currently producing over 1 million BPD
- Plans to increase to low of 2.5 million and high of 4 million BPD by 2015
- Capital intensive





# WorleyParsons

5 May 2005

## ASX Announcement

## WORLEYPARSONS LIMITED (ASX:WOR)

## Maritza East 2 Thermal Power Plant Contract

WorleyParsons subsidiary Parsons E&C has been awarded a contract as Owners Engineer for the Maritza East 2 thermal power plant in Bulgaria.

The project, which will be conducted by Parsons E&C Bulgaria Limited with support from the WorleyParsons Reading Pennsylvania USA office, involves the provision of owners engineering services to upgrade the plant's effectiveness, increase power output from the plant and ensure conformance of the plant to European and Bulgarian legislation.

The Maritza East 2 power plant currently produces approximately 1,450 MW.

The project will cover the renovation and rehabilitation of units 1-6, the installation of 2 FGD systems (flue gas desulphurization) and services on the common auxiliary facilities.

This award follows the recent award to WorleyParsons for services on the Belene nuclear power plant in Bulgaria for NEK.

Commenting on the contract award WorleyParsons Chief Executive Officer, Mr. John Grill, said:

"We continue to expand our capability and presence as a service provider to the international power industry. This contract award reflects the progress we have made in this important sector."

Parsons E&C is now part of WorleyParsons, providing design, engineering, procurement, construction and project management services to a global roster of clients in the oil & gas, refining, chemical & petrochemical, and power industries. For more about WorleyParsons, visit www.worleyparsons.com.

For further information please contact:

**David Housego**
**Chief Financial Officer**
**Ph: +61 2 8923 6866**

**Geoff Fowlstone**
**Fowlstone Communications**
**Ph: +61 2 9955 9899**
**Mob: +61(0) 413 746 949**
**geoff@fowlstone.com.au**